UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

(Amendment No. 7)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

AIMMUNE THERAPEUTICS, INC.

(Name of Subject Company)

AIMMUNE THERAPEUTICS, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

00900T107

(CUSIP Number of Class of Securities)

Jayson Dallas, M.D.

President and Chief Executive Officer

Aimmune Therapeutics, Inc.

8000 Marina Blvd, Suite 300

Brisbane, CA 94005

(650) 614-5220

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Patrick Pohlen

Luke Bergstrom

Brett Urig

Latham & Watkins LLP

505 Montgomery Street

Suite 2000

San Francisco, CA 94111

Telephone: (415) 391-0600

Facsimile: (415) 395-8095

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 7 (this “Amendment No. 7”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) filed by Aimmune Therapeutics, Inc., a Delaware corporation (“Aimmune” or the “Company”), with the United States Securities and Exchange Commission (the “SEC”) on September 14, 2020, relating to the tender offer (the “Offer”) by SPN MergerSub, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Société des Produits Nestlé S.A., a société anonyme organized under the laws of Switzerland (“Parent”), to purchase all of the outstanding shares of common stock, par value $0.0001 per share, of the Company (the “Shares”) owned by the stockholders of the Company other than Parent and its affiliates, at a price of $34.50 per Share, net to the seller thereof in cash, without interest and subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 14, 2020 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Parent and Purchaser with the SEC on September 14, 2020.

Except to the extent specifically provided in this Amendment No. 7, the information set forth in the Schedule 14D-9, as amended by the Solicitation/Recommendation Statement (Amendment No. 1) on Schedule 14D-9 filed by the Company with the SEC on September 21, 2020, the Solicitation/Recommendation Statement (Amendment No. 2) on Schedule 14D-9 filed by the Company with the SEC on September 24, 2020, the Solicitation/Recommendation Statement (Amendment No. 3) on Schedule 14D-9 filed by the Company with the SEC on September 29, 2020, the Solicitation/Recommendation Statement (Amendment No. 4) on Schedule 14D-9 filed by the Company with the SEC on October 2, 2020, the Solicitation/Recommendation Statement (Amendment No. 5) on Schedule 14D-9 filed by the Company with the SEC on October 5, 2020, and the Solicitation/Recommendation Statement (Amendment No. 6) on Schedule 14D-9 filed by the Company with the SEC on October 8, 2020 remains unchanged. Capitalized terms used, but not otherwise defined, in this Amendment No. 7 shall have the meanings ascribed to them in the Schedule 14D-9, as amended. This Amendment No. 7 is being filed to reflect certain updates as presented below.

Item 8. Additional Information.

“Item 8. Additional Information.” of the Schedule 14D-9 is hereby amended and supplemented by including the following subsection:

“Final Results of the Offer and Completion of the Merger.

The Offer and withdrawal rights expired at 12:00 midnight, Eastern time on Friday, October 9, 2020 (the “Expiration Date”). Equiniti Trust Company, the depository for the Offer, has indicated that a total of 43,435,583 shares of common stock, par value $0.0001 per share (the “Shares”), of the Company were validly tendered and not validly withdrawn pursuant to the Offer as of the Expiration Date, representing approximately 78% of the Fully Diluted Shares (as defined in the Offer to Purchase) as of the expiration of the Offer. All Shares that were validly tendered and not withdrawn pursuant to the Offer have been accepted for payment by Purchaser.

On October 13, 2020, Parent completed its acquisition of the Company pursuant to the terms of the Agreement and Plan of Merger, dated as of August 29, 2020, by and among Parent, Purchaser and the Company (the “Merger Agreement”). On such date, Purchaser merged with and into the Company in accordance with Section 251(h) of the DGCL without a vote of the Company’s stockholders, with the Company continuing as the surviving corporation and a wholly-owned subsidiary of Parent (the “Merger”). Pursuant to the Merger Agreement, at the effective time of the Merger, each outstanding Share (other than Shares held by the Company, any of its wholly owned subsidiaries, Parent or Purchaser, or any stockholders who have properly exercised their appraisal rights under Section 262 of the DGCL) was converted into the right to receive $34.50 per Share, net to the seller in cash, without interest and subject to any required withholding taxes (which is the same amount per Share paid in the Offer) (the “Merger Consideration”).

Promptly following consummation of the Merger, Parent intends to cause all Shares to be delisted from the Nasdaq Global Select Market and deregistered under the Exchange Act.”

ITEM 9.	Exhibits.

“Item 9. Exhibits.” is amended and supplemented by adding the following exhibits:

Exhibit No.	Description

(a)(5)(ii)	Press release issued by Parent on October 13, 2020 (incorporated by reference to Exhibit (a)(5)(C) to the Tender Offer Statement (Amendment No. 5) on Schedule TO filed with the SEC on October 13, 2020).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Aimmune Therapeutics, Inc.

By:	/s/ Douglas Sheehy
Name:	Douglas Sheehy
Title:	General Counsel and Secretary

Dated: October 13, 2020